UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _______to_______

Commission file number 001-00566

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif 401(k) Retirement Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

REQUIRED INFORMATION
The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Audit Committee, North American Retirement Plans Committee, Plan Administrator and Participants of
Greif 401(k) Retirement Plan
Delaware, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Greif 401(k) Retirement Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GBQ PARTNERS LLC
We have served as the Plan’s auditor since 2017.
Columbus, Ohio
June 28, 2022

Greif 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
(in millions)	2021	2020
Assets:
Investments:
Investments at fair value (Note 3)	$830.1	$698.0
Separate account-guaranteed interest, at contract value (Note 7)	—	47.5
Total Investments	830.1	745.5
Receivables:
Participant notes receivable	17.0	16.9
Participant contributions receivable	0.7	0.3
Employer contributions receivable	0.4	0.9
Accrued income and unsettled trades	—	0.1
Total receivables	18.1	18.2
Net assets available for benefits	$848.2	$763.7

See accompanying notes to financial statements.

Greif 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

(in millions)	Year Ended December 31, 2021
Additions:
Contributions:
Participant contributions	$35.1
Employer contributions	26.0
Rollover contributions	7.1
Total contributions	68.2
Interest income on participant notes receivable	0.8
Investment income:
Net appreciation in fair value of investments	99.2
Dividend income	9.6
Total investment income	108.8
Other income	—
Total additions	177.8

Deductions:
Benefits paid to participants	92.2
Administrative fees	1.1
Other expense	—
Total deductions	93.3

Net increase in net assets	84.5
Plan transfer-in	—
Net assets available for benefits, beginning of year	763.7
Net assets available for benefits, end of year	$848.2

See accompanying notes to financial statements.

Greif 401(k) Retirement Plan
Notes to Financial Statements
Note 1 - Description of the Plan
The following description of the Greif 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document and summary plan description for more information.
General
The Plan is a defined contribution plan covering all employees at adopting locations of Greif Packaging LLC (both the “Sponsor” and the "Administrator"), a wholly-owned subsidiary of Greif, Inc. (the "Company"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and upon 18 years of age. The Administrator is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations.

The Plan’s investments are held in bank-administered trust funds. At December 31, 2020, the plan assets were maintained by Wells Fargo Bank N.A. and Mass Mutual. Trust and custodial services for the Plan transitioned from Wells Fargo Bank, N.A. to Delaware Charter Guarantee & Trust Company, conducting business as Principal Trust Company, in May 2021. Additional trust and custodial services for the Plan transitioned from Massachusetts Mutual Life Insurance Company to Empower Retirement, LLC in January 2021 and later to Delaware Charter Guarantee & Trust Company, conducting business as Principal Trust Company, in October 2021. As of the plan year end, December 31, 2021, Principal Trust Company maintained the Plan assets.

Participant Contributions
Participants may contribute up to 100 percent of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code (the "IRC"), into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year. As soon as eligibility criteria are satisfied, participants are automatically enrolled with payroll deductions of 3 percent but are permitted to opt out or change the payroll deduction percentage. Until participants make an investment selection, all of their contributions are invested in a target fund investment option that corresponds to the participant’s projected retirement date, which is based on the participant’s current age and a retirement age of 65. Once the participant makes an investment election, participant contributions are allocated as the participant directs.
Participants may also choose to make rollover contributions (except amounts representing after-tax contributions) to the Plan of amounts received from an eligible employer plan maintained by another company or from an Individual Retirement Account.
Employer Contributions
At its discretion, the Sponsor may make matching and/or profit sharing contributions as set forth in the Plan document. Additionally, the Sponsor contributes three percent of compensation earned for all participants not eligible to participate in the Greif Pension Plan. Certain employer matching contributions are paid pursuant to collective bargaining agreements. The Sponsor’s contributions are allocated to investments in the same manner as that of the participant’s elective contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Sponsor’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 24 mutual funds at registered investment companies, 2 pooled accounts of common collective trusts, and an employer common stock fund.
Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Employer contributions and actual earnings thereon vest ratably over a five-year period unless otherwise provided by collective bargaining agreements.
Forfeitures
Upon termination of employment, participants forfeit their unvested balances. Beginning August 29, 2018, upon a participant's date of rehire, all years of service credited to such participant's date of termination are taken into account. Previously, prior years of service were only re-credited in certain circumstances as described under the prior terms of the Plan.
Forfeited balances of terminated participant’s unvested accounts are used to reduce the administrative expenses of the Plan or future employer contributions. Unallocated forfeitures as of December 31, 2021 and 2020 were approximately $0.8 million and $0.5 million, respectively. Forfeitures used to reduce employer contributions in 2021 were approximately $0.5 million.
Notes Receivable from Participants
Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, or up to 30 years if for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A reasonable interest rate will be determined for each loan by the Plan Administrator and is commensurate with prevailing rates at the issuance of loans. As of December 31, 2021, participant loans had maturities through 2042 at interest rates ranging from 3.25 percent to 9.25 percent.
Payment of Benefits
Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan document), retirement, or the attainment of age 59 1⁄2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments at the participant’s election.
Employer Stock Fund
Participants can elect to invest in the employer stock fund consisting of Greif, Inc. Class A Common Stock. The fund may also hold cash or cash equivalents as necessary to satisfy the obligations of the fund. Participants may not allocate more than 20% of their future contributions to the employer stock fund.
Plan Termination
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Payment of Benefits
Benefits are recorded upon distribution to participants. There were no participants who elected to withdraw from the Plan, but had not yet been paid at December 31, 2021 and 2020.
Administrative Expenses
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Additional recordkeeping and investment advisory services that are directly attributable to Plan participant’s accounts are charged on a per-participant basis.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the fully benefit-responsive investment contract, which is reported at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of Greif, Inc. Class A common stock are valued based on quoted market prices which represent the value of shares held by the Plan at year-end. The fair value of the participation units in common collective funds are based on quoted net asset values on the last business day of the Plan’s year-end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Risks and Uncertainties
The Plan provides various investment securities options to its participants. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 3 - Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:
Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted in active markets for identical assets or liabilities) that the Plan can access at the measurement date.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•Quoted prices for similar assets or liabilities in active markets
•Quoted prices for identical or similar assets or liabilities in inactive markets
•Inputs other than quoted prices that are observable for the asset or liability
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 - Inputs that are unobservable inputs for the asset or liability.
The following is a description of the valuation methodologies used for investments measured at fair value. The inputs or methodology to value securities are not necessarily an indication of risk associated with investing in those securities, and there have been no changes in the methodologies used at December 31, 2021 and 2020. Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

•Common stocks are valued at the closing price reported in the active market on which the individual securities are traded.
•Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•Common collective funds are measured at net asset value. The net asset value as provided by the trustees is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. The use of net asset value is deemed appropriate as the collective funds do not have a finite life, unfunded commitments or significant restrictions on redemptions.
•Money Markets Funds are valued at cost plus accrued interest.
The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2021 and 2020, respectively. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2021
(in millions)	Level 1	Level 2	Level 3	Total
Mutual funds	$720.6	$—	$—	$720.6
Money market fund	—	—	—	—
Common stocks	10.0	—	—	10.0
Total assets in the fair value hierarchy	730.6	—	—	730.6
Investments measured at net asset value (2)	—	—	—	99.5
Investments at fair value	$730.6	$—	$—	$830.1

	Assets at Fair Value as of December 31, 2020
(in millions)	Level 1	Level 2	Level 3	Total
Mutual funds	$432.1	$—	$—	$432.1
Money market fund (1)	—	0.3	—	0.3
Common stocks	8.2	—	—	8.2
Total assets in the fair value hierarchy	440.3	0.3	—	440.6
Investments measured at net asset value (2)	—	—	—	257.4
Investments at fair value	$440.3	$0.3	$—	$698.0

(1) The money market fund invests in a portfolio of high-quality, short-term debt securities issued by governments, corporations, banks, and other financial institutions. All of the money market fund's investments were valued using Level 2 inputs since the primary inputs include the credit quality of the issuer and short-term interest rates (both of which are observable) in addition to the use of amortized cost.
(2) In accordance with Accounting Standard Codification 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to the total net assets available for benefits. There were no transfers between levels during year 2021 or 2020.
Note 4 - Party-in-Interest Transactions
The Plan held units in Wells Fargo Stable Return Fund N and Wells Fargo Advantage Heritage Money Market Fund, which were managed by Wells Fargo Bank, N.A. As of December 31, 2020, the Plan owned 771,198 shares of the Wells Fargo Stable Return Fund N with a fair value of $44.7 million, respectively. As of December 31, 2020, the Wells Fargo Advantage Heritage Money Market Fund had a fair value of $0.3 million, respectively. The Plan was transferred to an unrelated party prior to December 31, 2021.
The plan also included a separate account-guaranteed interest contract valued at $47.5 million as of December 31, 2020, which was managed by Mass Mutual, LLC. The plan no longer included the separate account-guaranteed interest contract as of December 31, 2021.
The Plan also invests in the common stock of Greif, Inc. As of December 31, 2021 and 2020, the Plan owned 164,931 and 175,655 shares of the Greif, Inc.’s Class A Common Stock with a fair value of $10.0 million and $8.2 million, respectively. As of December 31, 2021 and 2020, the cost basis of Greif, Inc.’s Class A Common Stock was $10.2 million and $7.0 million, respectively. Dividends earned from Greif, Inc. were $0.2 million for the year ended December 31, 2021.
The transactions mentioned above qualify as party-in-interest transactions; however they are exempt from the prohibited transactions rules under ERISA.
Note 5 - Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated June 26, 2013, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.
Note 6 - Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2021 and 2020:

(in millions)	December 31, 2021	December 31, 2020
Net assets available for benefits per the financial statements	$848.2	$763.7
Less: Participant contributions receivable	0.7	0.3
Less: Employer contributions receivable	0.4	0.9
Adjustment from contract value to fair value for common collective trust	2.1	—
Net assets available for benefits per the Form 5500	$849.2	$762.5

The following is a reconciliation of changes within net assets available for benefits per the financial statements to the Form 5500 for the year ending December 31:

(in millions)	December 31, 2021
Net increase per the financial statements	$84.5
Contributions receivables:
End of year	(1.1)
Beginning of year	1.2
Difference in reporting investment value per the financial statements and Form 5500:
End of year	2.1
Beginning of year	—
Net income per the Form 5500	$86.7

Note 7 - Group Annuity Contract
The Plan entered into a benefit-responsive investment contract with Mass Mutual through the Mass Mutual Diversified Separate Account Guaranteed Investment Contract (the “SAGIC”). The SAGIC was transferred to Empower Retirement LLC in January 2021. The plan no longer included the separate account-guaranteed interest contract as of December 31, 2021. Empower Retirement LLC maintained the contributions in a separate account. The separate account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
Because the SAGIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the SAGIC. Contract value, as reported to the Plan by Empower Retirement LLC, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average crediting interest rate is set quarterly. The SAGIC does not allow the crediting interest rate to fall below zero percent.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:
1.amendments to the Plan documents (including complete or partial Plan termination or merger with another plan);
2.changes to the Plan's prohibition on competing investment options;
3.bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary); that cause a significant withdrawal from the Plan; or
4.the failure of the trust to qualify for exemption from federal income taxes.
The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.
Note 8 - Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 28, 2022, the date at which the financial statements were issued, and no additional events were noted which warrant adjustments to, or disclosure in, the financial statements.

Greif 401(k) Retirement Plan
Supplemental Schedule

Employer ID No: 36-3268123; Plan No: 001

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value (in millions)
	Equity Securities Mutual Funds
	Vanguard Institutional Index Fund	Mutual Fund	102.7
	MainStay Large Cap Growth	Mutual Fund	77.4
	Vanguard Target Retirement 2030	Mutual Fund	75.3
	Vanguard Target Retirement 2040	Mutual Fund	56.9
	Fidelity Extended Market Index Fund	Mutual Fund	47.2
	Vanguard Target Retirement 2020	Mutual Fund	42.2
	Dodge & Cox Stock Fund	Mutual Fund	37.0
	Vanguard Target Retirement 2025	Mutual Fund	34.2
	Vanguard Target Retirement 2050	Mutual Fund	31.7
	Vanguard Target Retirement 2035	Mutual Fund	30.3
	EuroPacific Growth Fund	Mutual Fund	27.3
	Vanguard Target Retirement 2045	Mutual Fund	21.1
	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	19.5
	Vanguard Target Retirement 2055	Mutual Fund	14.3
	Vanguard Small Cap Growth IndexFund	Mutual Fund	12.7
	Fidelity Global ex US Index Fund	Mutual Fund	12.2
	Vanguard Inst Target Retirement Income Fund	Mutual Fund	12.2
	Vanguard Target Retirement 2060	Mutual Fund	10.3
	DFA U.S. Targeted Value	Mutual Fund	$6.4
	Vanguard Target Retirement 2015	Mutual Fund	1.8
	DFA Emerg Mkt Core Eqty Portfolio	Mutual Fund	1.3
	Vanguard Target Retirement 2065	Mutual Fund	1.3
			$675.3
	Fixed Income Mutual Funds
	PIMCO Total Return Fund	Mutual Fund	$38.0
	PIMCO Real Return/Institutional Fund	Mutual Fund	7.2
			$45.2
	Common/Collective Fixed Income Funds
**	Wells Fargo Stable Return Fund N	Common Collective Fund	96.8
	TS&W Collective/MID CAP Value TR	Common Collective Trust	$4.8
			$101.6
	Common Stock
*	Greif, Inc. Class A Common Stock	Common Stock	$10.0

	Loans to Participants
*	Participant notes receivable	Interest rates of 3.25% to 9.25% Due dates range from 2022-2042	$17.0
			$849.1
* Indicates parties-in-interest to the Plan.
** As reported on Form 5500.

See accompanying Report of Independent Registered Public Accounting Firm

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Greif 401(k) Retirement Plan
Date: June 28, 2022
                    By:         /s/ Bala Sathyanarayanan
                    Printed Name:     Bala Sathyanarayanan
                    Title:        Executive Vice President, CHRO